FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of February

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F X Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes  No X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-   ).

 19 February 2019

HSBC HOLDINGS PLC

2018 RESULTS – HIGHLIGHTS

John Flint, Group Chief Executive, said:

“These are good results that demonstrate progress against the plan that I outlined in June 2018. Profits and revenue were both up despite a challenging fourth quarter, and our return on tangible equity is significantly higher than in 2017. This is an encouraging first step towards meeting our return on tangible equity target of more than 11% by 2020.”

Key highlights

●
Progress made against our eight strategic priorities, including accelerated growth from Asia and our international network, growth in our UK customer base, delivery of more sustainable finance, improved capital efficiency and investments in technology.

●
Reported profit before tax of $19.9bn in 2018 was 16% higher than in 2017, reflecting revenue growth in all of our global businesses. Adjusted profit before tax of $21.7bn in 2018 was 3% higher than in 2017, excluding the effects of foreign currency translation differences and movements in significant items.

●
Reported revenue of $53.8bn was 5% higher, notably driven by a rise in deposit revenue across our global businesses, primarily in Asia, as we benefited from wider margins and grew our balances. These increases were partly offset by lower revenue in Corporate Centre. Adjusted revenue of $53.9bn was 4% higher, excluding the effects of foreign currency translation differences and movements in significant items.

●
Reported operating expenses of $34.7bn were 1% lower, as higher costs, including investments made to grow the business and enhance our digital capabilities were more than offset by net favourable movements in significant items, mainly the non-recurrence of costs to achieve expenditure in 2017. Adjusted operating expenses of $33.0bn were 6% higher, excluding the effects of foreign currency translation differences and movements in significant items.

●
Adjusted jaws for 2018 was negative 1.2%, due to lower adjusted revenue in 4Q18 (down 8% on 3Q18), from weakness in markets. Operating expenses were higher from investments in business growth. We reiterate our commitment to the discipline of positive adjusted jaws.

●
Return on average tangible equity rose to 8.6% from 6.8%, up 1.8 percentage points.

●
Reported loans and advances to customers increased by $32bn. Excluding foreign currency translation differences, loans and advances grew by $66bn or 7% from 1 January 2018.

●
Common equity tier 1 (‘CET1’) ratio of 14.0% and CRD IV leverage ratio of 5.5%.

●
Maintained the dividend at $0.51 per ordinary share; total dividends in respect of the year of $10.2bn; confident of maintaining at this level.

Financial highlights and key ratios
		Year ended 31 Dec
		2018	2017	Change
	Footnotes	$m	$m	%
Reported profit before tax		19,890	17,167	15.9
Adjusted profit before tax	1	21,719	21,133	2.8
Return on average ordinary shareholders’ equity (annualised)		7.7%	5.9%
Return on average tangible equity		8.6%	6.8%
Adjusted jaws	2	(1.2%)

For footnotes, see page 2.

We use adjusted performance to understand the underlying trends in the business. The main differences between reported and adjusted are foreign currency translation and significant items.

Capital and balance sheet
	At 31 Dec
	2018	2017	Change
	%	%
Common equity tier 1 ratio	14.0	14.5
Leverage ratio	5.5	5.6
	$m	$m	$m
Loans and advances to customers	981,696	962,964	18,732
Customer accounts	1,362,643	1,364,462	(1,819)
Risk-weighted assets (‘RWAs’)	865,318	871,337	(6,019)

Highlights
		Year ended 31 Dec
		2018	2017
	Footnotes	$m	$m
Reported
Revenue	3	53,780	51,445
Change in expected credit losses and other credit impairment charges		(1,767)	N/A
Loan impairment charges and other credit risk provisions		N/A	(1,769)
Operating expenses		(34,659)	(34,884)
Profit before tax		19,890	17,167
Adjusted
Revenue	3	53,940	51,661
Change in expected credit losses and other credit impairment charges		(1,767)	N/A
Loan impairment charges and other credit risk provisions		N/A	(1,713)
Operating expenses		(32,990)	(31,231)
Profit before tax		21,719	21,133
Significant items affecting adjusted performance
Revenue
Customer redress programmes		53	(108)
Disposals, acquisitions and investment in new businesses		(113)	274
Fair value movements on financial instruments		(100)	(245)
Operating expenses
Costs of structural reform		(361)	(420)
Costs to achieve		—	(3,002)
Customer redress programmes		(146)	(655)
Disposals, acquisitions and investment in new businesses		(52	(53)
Gain on partial settlement of pension obligation		—	188
Past service costs of guaranteed minimum pension benefits equalisation		(228)	—
Restructuring and other related costs		(66)	—
Settlements and provisions in connection with legal matters and other regulatory matters		(816)	198

1 Adjusted performance is computed by adjusting reported results for the year-on-year effects of foreign currency translation differences and significant items which distort year-on-year comparisons.

2 Includes UK bank levy.

3 Net operating income before loan impairment charges and other credit risk provisions, also referred to as revenue.

Statement by Mark E Tucker, Group Chairman

Our ability to meet our targets depends on being able to help our customers manage the present uncertainty and capture the opportunities that unquestionably exist.

HSBC is in a strong position. Our performance in 2018 demonstrated the underlying health of the business and the potential of the strategy that John Flint, our Group Chief Executive, announced in June.

Despite a challenging external environment in the fourth quarter, all of our global businesses delivered increased profits and the Group achieved a higher return on tangible equity in 2018. Asia again contributed a substantial portion of the Group’s profits, notably in Retail Banking and Wealth Management and Commercial Banking. Overall, the Group delivered reported profit before tax of $19.9bn, up 16% on 2017, and adjusted profit before tax of $21.7bn, up 3%.

This performance allows us to approve a fourth interim dividend of $0.21, bringing the total dividend for 2018 to $0.51.

The Board of Directors

There were a number of Board changes in 2018.

Jonathan Symonds became Deputy Group Chairman. Iain Mackay left the business after 11 years, with the last eight spent as Group Finance Director. My thanks go to Iain for his dedicated service to the Group, and in particular for the integral role he played in executing the Group strategy and improving the quality of our financial reporting. Ewen Stevenson joined the Board as Group Chief Financial Officer on 1 January this year.

We said goodbye to Phillip Ameen, Joachim Faber and John Lipsky, all of whom retired from the Board. I am very grateful to each of them for their invaluable advice and counsel. Their departures led to a reduction in the size of the Board as part of our ongoing work to simplify, clarify and strengthen governance arrangements.

We also cut the number of Board committees from seven to five and simplified subsidiary governance. I believe this creates clearer and stronger lines of authority and accountability, enabling the Board to devote more time to priority areas.

We welcome the new UK Corporate Governance Code, which places greater emphasis on how the Board considers the interests of all stakeholders in its discussions and decision making, and promotes a strong internal culture.

We see the new Code as an opportunity to further enhance our existing stakeholder engagement, ensuring that the business as a whole can continue to develop constructive and considerate relationships with all those with whom we work. We will include details of this in the Annual Report and Accounts 2019.

Connecting customers to opportunities

The financial targets that John announced in June remain appropriate, even as the global economic outlook becomes less predictable. Our ability to meet them depends on being able to help our customers manage the present uncertainty and capture the opportunities that unquestionably exist.

The system of global trade remains subject to political pressure, and differences between China and the US will likely continue to inform sentiment in 2019. However, the conclusion of major trade agreements – including the Comprehensive and Progressive Agreement for Trans-Pacific Partnership; the EU’s landmark bilateral agreements with Japan and Singapore; and the potential ratification of the US-Mexico-Canada Agreement in 2019 – provide important counterweights that could give impetus to international trade in the year ahead.

The fundamentals for growth in Asia remain strong in spite of a softer regional economic outlook. The structural and financial reforms underway across the region should continue to support economic development. China remains subject to domestic and external pressures, but we expect it to maintain strong growth. We also expect further financial liberalisation to form part of China’s response to changing external conditions. This will benefit domestic and international customers and investors.

The US economy and the influence of the Federal Reserve remain central to global sentiment. We expect policymakers to adopt a more cautious stance in 2019, even as the economy continues to grow. A slowdown in the pace of US interest rate rises could carry positive implications for Asian economies and businesses, as well as for US growth. Both the Mexican and Canadian economies are poised to grow at a steady pace.

Many of our UK customers are understandably cautious about the immediate future, given the prolonged uncertainty surrounding the UK’s exit from the European Union. HSBC UK, our new UK ring-fenced bank, has an important role in supporting our customers as they prepare for a range of possible outcomes. Our universal banking business in France will also help provide continuity to our customers in the UK and the rest of Europe. In Europe, as elsewhere, we are confident in our ability to help customers make the most of the opportunities they see.

There are more risks to global economic growth than this time last year, and we remain alive and responsive to all possibilities. Our strong balance sheet and revenue base equip us to navigate these risks and, most importantly, enable us to help our customers negotiate their own paths.

Fulfilling our potential

Enabling our people to do their jobs to the best of their ability is a priority for the Board, and for me personally. They are essential to our present and future success. The Board fully endorses the Group’s commitment to develop and support our people and we offer the Group Management Board our wholehearted support in realising that ambition.

I had the honour of officially opening the new headquarters of HSBC UK in Birmingham in December. As well as providing a new home for the UK ring-fenced bank, One Centenary Square houses the European hub of HSBC University, our global learning and development centre. Since then, we have opened new HSBC University hubs at our new premises in Dubai, and in Mexico City. These cutting-edge facilities form part of our response to the complex challenges our employees now face working for a global bank in an unpredictable environment. HSBC University aims not only to equip them with the right skills, but also to help them understand the culture that will continue to make HSBC a unique organisation.

Many thanks

My thanks go to John and each of the 235,000 people who work for HSBC. Their hard work, commitment and talent has been key to the Group’s progress in 2018. Our challenge and shared purpose is to build on that good work through the rest of 2019 and beyond. I have every confidence we can do so.

Review by John Flint, Group Chief Executive

Helping our people be at their best is the critical enabler of our business strategy and fundamental to delivering our financial targets.

In June 2018, I set out a plan to get HSBC growing again and to create value for shareholders. While this targets clear financial outcomes, it has our customers at its centre. We want to bring more of HSBC to more people and to serve them in the best possible way.

The eight strategic priorities that I outlined in June are the key to achieving these aims. We are seeking to connect more customers to our international network and high-growth markets. We are working to improve our capital efficiency and to turn our US business around. We are investing in technology and our digital capabilities to serve our customers better and stay competitive. We are also taking steps to support our people more effectively and help them be at their best.

I am encouraged by our progress so far. We are growing customer numbers and capturing market share in our scale markets and from our international network. Our US business is short of where we want it to be, but is moving in the right direction. Our investment in technology is making our business simpler, safer, and easier for our customers to use. We have launched new products and made strategic hires in mainland China and Hong Kong that are materially improving our service to international clients. We have also established our UK ring-fenced bank.

These were important factors in our 2018 financial performance. Revenue growth in our four global businesses helped deliver higher Group reported and adjusted profit before tax. Group return on tangible equity – our headline measure – was also up significantly from 6.8% in 2017 to 8.6%. This is a good first step towards meeting our return on tangible equity target of more than 11% by 2020.

Engaging our people

HSBC has a strong and proud culture. We understand our role and our purpose, and that HSBC exists to serve others. As Group Chief Executive, I have a responsibility to nurture and preserve those aspects of our culture that serve us well. I also recognise that I have a responsibility to improve aspects of our behaviours that may be impeding our performance.

In my first year in this role, I started a conversation throughout the bank about how we help our people be the best version of themselves. This is part of a broader ambition to create what we call the healthiest human system in our industry.

There is more that we can do to create an environment that is sufficiently supportive, protective and engaging. We need to have more open and honest conversations. This is the least that our people should be able to expect. If we cannot provide it, it hurts our ability to serve not just our customers, but all the stakeholder groups on whom our success depends. It also impedes our ability to deliver our strategy and our targets.

We have started by signalling to our people that creating a safe and supportive working environment is a strategic priority for the business. Leaders are being encouraged to model the right behaviours and provide direction on the type of behaviour we expect. We are also opening conversations around issues like mental health, well-being, bullying and harassment.

We are making material changes to the organisation that allow us to support our people more effectively. Our governance procedures are being simplified and strengthened to reduce complexity and make it easier for people to do their jobs. We are also helping our people work more flexibly. On learning and development, we have opened new HSBC University hubs around the world and improved access to digital training.

At an individual level, every person at HSBC is being encouraged to think about how we create the healthiest human system in our industry, and to play an active role in doing so. We are regularly collecting feedback from our people and it is informing the action we are taking.

The early signs are positive. In 2018, 66% of our employees said they would recommend HSBC as a great place to work, up from 64% the previous year. While this demonstrates an improvement in a relatively short space of time, it also shows that we have much further to go. This work will continue into 2019 and beyond. If we are successful, then we will materially improve all aspects of HSBC’s performance, including delivery of our strategy.

Business performance

All four global businesses grew adjusted revenue in 2018.

Retail Banking and Wealth Management had a very good year. Higher interest rates, rising customer numbers, and growth of more than $20bn in our UK and Hong Kong mortgage book all contributed to a strong rise in Retail Banking adjusted revenue. Despite a good performance in the first three quarters of the year, Wealth Management adjusted revenue fell slightly in 2018 due to the effects of market volatility in the fourth quarter.

Commercial Banking had an excellent 2018, delivering double-digit adjusted revenue growth on the back of an outstanding performance in Global Liquidity and Cash Management. Credit and Lending generated adjusted revenue growth from higher balances, despite lower margins from increased competition. Solid performances in Asia and Europe enabled Global Trade and Receivables Finance to grow adjusted revenue despite an increasingly difficult environment for trade.

Global Banking and Markets grew adjusted revenue in spite of considerably reduced market activity in the fourth quarter. Our market-leading transaction banking franchises generated strong increases in adjusted revenue, which exceeded the reduction in markets-related revenue from Rates, Credit, and Equities.

Global Private Banking returned to growth in 2018 on the back of new business won in Hong Kong. Adjusted revenue from deposits also increased on the back of interest rate rises.

Adjusted jaws was negative for 2018. While adjusted costs were broadly as we expected for the full year, adjusted revenue fell short due to market weakness in the fourth quarter. Positive jaws remains an important discipline in delivering our financial targets and we remain committed to it in 2019.

Expected credit losses were slightly higher than loan impairment charges in 2017, reflecting the uncertain economic outlook in the UK and heightened downside risks.

Our common equity tier 1 ratio of 14% was lower than at the same point in 2017, due mainly to adverse foreign exchange movements and the impact of higher lending.

We returned a total of $2bn to shareholders through share buy-backs in 2018, reflecting our desire to neutralise the impact of scrip dividends over the medium term. We remain committed to this policy, subject to regulatory approval.

Outlook

We have made a good start to 2019. Our Group revenue performance in January was ahead of our plan for the month and actual credit performance remained robust, albeit with some softening of credit performance in the UK. We continue to prepare for the UK’s departure from the EU in order to provide continuity for our customers in the UK and mainland Europe. Our well-established universal bank in France gives us a major advantage in this regard. Our immediate priority is to help our customers manage the present uncertainty.

Despite more challenging market conditions at the end of the year and a weaker global economic outlook, we are committed to the targets we announced in June. We remain alert to the downside risks of the current economic environment, especially those relating to the UK economy, global trade tensions and the future path of interest rates. We will be proactive in managing costs and investment to meet the risks to revenue growth where necessary, but we will not take short-term decisions that harm the long-term interests of the business.

We plan to achieve positive adjusted jaws in 2019 and remain focused on achieving a return on tangible equity of over 11% by 2020, while maintaining a stable dividend.

Financial summary

		Year ended 31 Dec
		2018	2017
	Footnotes	$m	$m
For the year
Profit before tax		19,890	17,167
Profit attributable to:
– ordinary shareholders of the parent company		12,608	9,683
Dividends declared on ordinary shares		10,187	10,193
At the year-end
Total shareholders’ equity		186,253	190,250
Total regulatory capital		173,238	182,383
Customer accounts		1,362,643	1,364,462
Total assets		2,558,124	2,521,771
Risk-weighted assets		865,318	871,337
Per ordinary share		$	$
Basic earnings		0.63	0.48
Dividends	1	0.51	0.51
Net asset value		8.13	8.35
Tangible net asset value		7.01	7.26
Share information
Number of $0.50 ordinary shares in issue (millions)		20,361	20,321
Basic number of $0.50 ordinary shares outstanding (millions)		19,981	19,960
Basic number of $0.50 ordinary shares outstanding and dilutive potential ordinary shares (millions)		20,059	20,065
1 Dividends per ordinary share declared in the year.

Distribution of results by global business

Adjusted profit before tax
	Year ended 31 Dec
	2018		2017
	$m	%	$m	%
Retail Banking and Wealth Management	7,080	32.6	6,479	30.6
Commercial Banking	7,669	35.3	6,829	32.3
Global Banking and Markets	6,078	28.0	5,848	27.7
Global Private Banking	344	1.6	296	1.4
Corporate Centre	548	2.5	1,681	8.0
Profit before tax	21,719	100.0	21,133	100.0

Distribution of results by geographical region

Reported profit/(loss) before tax
	Year ended 31 Dec
	2018		2017
	$m	%	$m	%
Europe	(815)	(4.1)	(1,864)	(10.9)
Asia	17,790	89.5	15,329	89.3
Middle East and North Africa	1,557	7.8	1,501	8.7
North America	799	4.0	1,601	9.3
Latin America	559	2.8	600	3.5
Profit before tax	19,890	100.0	17,167	100.0

HSBC adjusted profit before tax and balance sheet data
		2018
		Retail Bankingand Wealth Management	CommercialBanking	GlobalBanking and Markets	GlobalPrivate Banking	Corporate Centre	Total
	Footnotes	$m	$m	$m	$m	$m	$m
Net operating income before change in expected credit losses and other credit impairment charges	1	21,935	14,885	15,512	1,785	(177)	53,940
– external		17,270	14,652	17,986	1,497	2,535	53,940
– inter-segment		4,665	233	(2,474	288	(2,712	—
of which: net interest income/(expense)		15,822	10,666	5,259	888	(2,199)	30,436
Change in expected credit losses and other credit impairment charges		(1,177)	(739)	26	8	115	(1,767)
Net operating income		20,758	14,146	15,538	1,793	(62)	52,173
Total operating expenses		(13,711)	(6,477)	(9,460)	(1,449)	(1,893)	(32,990)
Operating profit/(loss)		7,047	7,669	6,078	344	(1,955)	19,183
Share of profit in associates and joint ventures		33	—	—	—	2,503	2,536
Adjusted profit before tax		7,080	7,669	6,078	344	548	21,719
		%	%	%	%	%	%
Share of HSBC’s adjusted profit before tax		32.6	35.3	28.0	1.6	2.5	100.0
Adjusted cost efficiency ratio		62.5	43.5	61.0	81.2	(1,069.5	61.2
Adjusted balance sheet data		$m	$m	$m	$m	$m	$m
Loans and advances to customers (net)		361,872	333,162	244,978	39,217	2,467	981,696
Interests in associates and joint ventures		397	—	—	—	22,010	22,407
Total external assets		476,784	360,216	1,012,272	43,790	665,062	2,558,124
Customer accounts		640,924	357,596	290,914	64,658	8,551	1,362,643
Adjusted risk-weighted assets (unaudited)	2	126,865	321,244	281,021	16,824	118,550	864,504

		2017
Net operating income before loan impairment charges and other credit risk provisions	1	20,220	13,247	15,285	1,723	1,186	51,661
– external		17,024	13,378	16,557	1,453	3,249	51,661
– inter-segment		3,196	(131)	(1,272)	270	(2,063)	—
of which: net interest income/(expense)		13,927	9,060	4,851	825	(481)	28,182
Loan impairment charges and other credit risk provisions		(969)	(465)	(446)	(16)	183	(1,713)
Net operating income		19,251	12,782	14,839	1,707	1,369	49,948
Total operating expenses		(12,786)	(5,953)	(8,991)	(1,411)	(2,090)	(31,231)
Operating profit/(loss)		6,465	6,829	5,848	296	(721)	18,717
Share of profit in associates and joint ventures		14	—	—	—	2,402	2,416
Adjusted profit before tax		6,479	6,829	5,848	296	1,681	21,133
		%	%	%	%	%	%
Share of HSBC’s adjusted profit before tax		30.6	32.3	27.7	1.4	8.0	100.0
Adjusted cost efficiency ratio		63.2	44.9	58.8	81.9	176.2	60.5
Adjusted balance sheet data		$m	$m	$m	$m	$m	$m
Loans and advances to customers (net)		332,261	305,213	244,476	39,597	7,294	928,841
Interests in associates and joint ventures		363	—	—	—	21,656	22,019
Total external assets		451,516	336,163	946,747	46,247	662,364	2,443,037
Customer accounts		621,092	351,617	273,080	64,957	10,883	1,321,629
Adjusted risk-weighted assets (unaudited)	2	118,131	289,824	293,135	15,795	128,795	845,680

1 Net operating income before change in expected credit losses and other credit impairment charges/Loan impairment charges and other credit risk provisions, also referred to as revenue.

2 Adjusted risk-weighted assets are calculated using reported risk-weighted assets adjusted for the effects of currency translation differences and significant items.

Consolidated income statement

for the year ended 31 December

	2018	2017
	$m	$m
Net interest income	30,489	28,176
– interest income	49,609	40,995
– interest expense	(19,120)	(12,819)
Net fee income	12,620	12,811
– fee income	16,044	15,853
– fee expense	(3,424)	(3,042)
Net income from financial instruments held for trading or managed on a fair value basis9, 10	9,531	8,426
Net income/(expense) from assets and liabilities of insurance businesses, including related derivatives, measured at fair value through profit or loss	(1,488)	2,836
Changes in fair value of long-term debt and related derivatives9	(97)	155
Changes in fair value of other financial instruments mandatorily measured at fair value through profit or loss10	695	N/A
Gains less losses from financial investments	218	1,150
Dividend income	75	106
Net insurance premium income	10,659	9,779
Other operating income/(expense)	885	337
Total operating income	63,587	63,776
Net insurance claims and benefits paid and movement in liabilities to policyholders	(9,807)	(12,331)
Net operating income before change in expected credit losses and other credit impairment charges15	53,780	51,445
Change in expected credit losses and other credit impairment charges	(1,767)	N/A
Loan impairment charges and other credit risk provisions	N/A	(1,769
Net operating income	52,013	49,676
Employee compensation and benefits	(17,373)	(17,315)
General and administrative expenses	(15,353)	(15,707)
Depreciation and impairment of property, plant and equipment	(1,119)	(1,166)
Amortisation and impairment of intangible assets	(814)	(696)
Total operating expenses	(34,659)	(34,884)
Operating profit	17,354	14,792
Share of profit in associates and joint ventures	2,536	2,375
Profit before tax	19,890	17,167
Tax expense	(4,865)	(5,288)
Profit for the year	15,025	11,879
Attributable to:
– ordinary shareholders of the parent company	12,608	9,683
– preference shareholders of the parent company	90	90
– other equity holders	1,029	1,025
– non-controlling interests	1,298	1,081
Profit for the year	15,025	11,879
	$	$
Basic earnings per ordinary share	0.63	0.48
Diluted earnings per ordinary share	0.63	0.48

For footnotes, see page 15.

Consolidated statement of comprehensive income

for the year ended 31 December

		2018	2017
	Footnotes	$m	$m
Profit for the year		15,025	11,879
Other comprehensive income/(expense)
Items that will be reclassified subsequently to profit or loss when specific conditions are met:
Available-for-sale investments		N/A	146
– fair value gains		N/A	1,227
– fair value gains reclassified to the income statement		N/A	(1,033)
– amounts reclassified to the income statement in respect of impairment losses		N/A	93
– income taxes		N/A	(141)
Debt instruments at fair value through other comprehensive income		(243)	N/A
– fair value losses		(168)	N/A
– fair value gain transferred to the income statement on disposal		(95)	N/A
– expected credit losses recognised in the income statement		(94)	N/A
– income taxes		114	N/A
Cash flow hedges		19	(192)
– fair value losses		(267)	(1,046)
– fair value gains reclassified to the income statement		317	833
– income taxes and other movements		(31)	21
Share of other comprehensive income/(expense) of associates and joint ventures		(64)	(43)
– share for the year		(64)	(43)
Exchange differences		(7,156)	9,077
– other exchange differences		(7,156)	8,939
– income tax attributable to exchange differences		—	138
Items that will not be reclassified subsequently to profit or loss:
Remeasurement of defined benefit asset/liability		(329)	2,419
– before income taxes	7	(388)	3,440
– income taxes		59	(1,021)
Changes in fair value of financial liabilities designated at fair value due to movement in own credit risk		2,847	(2,024)
– before income taxes		3,606	(2,409)
– income taxes		(759)	385
Equity instruments designated at fair value through other comprehensive income		(27)	N/A
– fair value losses		(71)	N/A
– income taxes		44	N/A
Effects of hyperinflation		283	N/A
Other comprehensive income/(expense) for the year, net of tax		(4,670)	9,383
Total comprehensive income for the year		10,355	21,262
Attributable to:
– ordinary shareholders of the parent company		8,083	18,914
– preference shareholders of the parent company		90	90
– other equity holders		1,029	1,025
– non-controlling interests		1,153	1,233
Total comprehensive income for the year		10,355	21,262

For footnotes, see page 15.

Consolidated balance sheet
	At
	31 Dec	1 Jan	31 Dec
	2018	201814	2017
	$m	$m	$m
Assets
Cash and balances at central banks	162,843	180,621	180,624
Items in the course of collection from other banks	5,787	6,628	6,628
Hong Kong Government certificates of indebtedness	35,859	34,186	34,186
Trading assets	238,130	254,410	287,995
Financial assets designated and otherwise mandatorily measured at fair value through profit or loss	41,111	39,746	N/A
Financial assets designated at fair value	N/A	N/A	29,464
Derivatives	207,825	219,818	219,818
Loans and advances to banks	72,167	82,559	90,393
Loans and advances to customers	981,696	949,737	962,964
Reverse repurchase agreements – non-trading	242,804	201,553	201,553
Financial investments	407,433	383,499	389,076
Prepayments, accrued income and other assets	110,571	114,777	67,191
Current tax assets	684	1,006	1,006
Interests in associates and joint ventures	22,407	21,802	22,744
Goodwill and intangible assets	24,357	23,374	23,453
Deferred tax assets	4,450	4,714	4,676
Total assets	2,558,124	2,518,430	2,521,771
Liabilities and equity
Liabilities
Hong Kong currency notes in circulation	35,859	34,186	34,186
Deposits by banks	56,331	64,492	69,922
Customer accounts	1,362,643	1,360,227	1,364,462
Repurchase agreements – non-trading	165,884	130,002	130,002
Items in the course of transmission to other banks	5,641	6,850	6,850
Trading liabilities	84,431	80,864	184,361
Financial liabilities designated at fair value	148,505	144,006	94,429
Derivatives	205,835	216,821	216,821
Debt securities in issue	85,342	66,536	64,546
Accruals, deferred income and other liabilities	97,380	99,926	45,907
Current tax liabilities	718	928	928
Liabilities under insurance contracts	87,330	85,598	85,667
Provisions	2,920	4,295	4,011
Deferred tax liabilities	2,619	1,614	1,982
Subordinated liabilities	22,437	25,861	19,826
Total liabilities	2,363,875	2,322,206	2,323,900
Equity
Called up share capital	10,180	10,160	10,160
Share premium account	13,609	10,177	10,177
Other equity instruments	22,367	22,250	22,250
Other reserves	1,906	6,643	7,664
Retained earnings	138,191	139,414	139,999
Total shareholders’ equity	186,253	188,644	190,250
Non-controlling interests	7,996	7,580	7,621
Total equity	194,249	196,224	197,871
Total liabilities and equity	2,558,124	2,518,430	2,521,771

For footnotes, see page 15.

Consolidated statement of cash flows
for the year ended 31 December
		2018	2017
	Footnotes	$m	$m
Profit before tax		19,890	17,167
Adjustments for non-cash items:
Depreciation and amortisation		1,933	1,862
Net (gain)/loss from investing activities		(126)	(1,152)
Share of profits in associates and joint ventures		(2,536)	(2,375)
(Gain)/Loss on disposal of subsidiaries, businesses, associates and joint ventures		—	(79)
Change in expected credit losses gross of recoveries and other credit impairment charges		2,280	N/A
Loan impairment losses gross of recoveries and other credit risk provisions		N/A	2,603
Provisions including pensions		1,944	917
Share-based payment expense		450	500
Other non-cash items included in profit before tax		(1,303)	(381)
Elimination of exchange differences	11	7,299	(21,289)
Changes in operating assets and liabilities
Change in net trading securities and derivatives		10,716	(10,901)
Change in loans and advances to banks and customers		(44,071)	(108,984)
Change in reverse repurchase agreements – non-trading		(40,499)	(37,281)
Change in financial assets designated and otherwise mandatorily measured at fair value		(1,515)	(5,303)
Change in other assets		4,047	(6,570)
Change in deposits by banks and customer accounts		(5,745)	102,211
Change in repurchase agreements – non-trading		35,882	41,044
Change in debt securities in issue		18,806	(1,369)
Change in financial liabilities designated at fair value		4,500	8,508
Change in other liabilities		(2,644)	13,514
Dividends received from associates		910	740
Contributions paid to defined benefit plans		(332)	(685)
Tax paid		(3,417)	(3,175)
Net cash from operating activities		6,469	(10,478)
Purchase of financial investments		(383,454)	(357,264)
Proceeds from the sale and maturity of financial investments		370,357	418,352
Net cash flows from the purchase and sale of property, plant and equipment		(1,196)	(1,167)
Net cash flows from disposal of customer and loan portfolios		(204)	6,756
Net investment in intangible assets		(1,848)	(1,285)
Net cash flow on disposal of subsidiaries, businesses, associates and joint ventures2		4	165
Net cash from investing activities		(16,341)	65,557
Issue of ordinary share capital and other equity instruments		6,001	5,196
Cancellation of shares		(1,998)	(3,000)
Net sales/(purchases) of own shares for market-making and investment purposes		133	(67)
Purchase of treasury shares		—	—
Redemption of preference shares and other equity instruments		(6,078)	—
Subordinated loan capital issued		—	—
Subordinated loan capital repaid	12	(4,077)	(3,574)
Dividends paid to shareholders of the parent company and non-controlling interests		(10,762)	(9,005)
Net cash from financing activities		(16,781)	(10,450)
Net increase/(decrease) in cash and cash equivalents		(26,653)	44,629
Cash and cash equivalents at 1 Jan		337,412	274,550
Exchange differences in respect of cash and cash equivalents		(9,677)	18,233
Cash and cash equivalents at 31 Dec	13	301,082	337,412
Cash and cash equivalents comprise:
– cash and balances at central banks		162,843	180,624
– items in the course of collection from other banks		5,787	6,628
– loans and advances to banks of one month or less		47,878	82,771
– reverse repurchase agreements with banks of one month or less		59,602	58,850
– treasury bills, other bills and certificates of deposit less than three months		30,613	15,389
– less: items in the course of transmission to other banks		(5,641)	(6,850)
Cash and cash equivalents at 31 Dec	13	301,082	337,412

For footnotes, see page 15.

Consolidated statement of changes in equity

for the year ended 31 December

				Other reserves
	Called up share capital and share premium	Other equity instru-ments2,3	Retained earnings4,5	Financial assets at FVOCI reserve8	Cash flowhedging reserve	Foreignexchange reserve	Merger and other reserves6	Totalshare- holders’ equity	Non-controlling interests	Totalequity
	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m
As at 31 Dec 2017	20,337	22,250	139,999	(350)	(222)	(19,072)	27,308	190,250	7,621	197,871
Impact on transition to IFRS 9	—	—	(585)	(1,021)	—	—	—	(1,606)	(41)	(1,647)
At 1 Jan 2018	20,337	22,250	139,414	(1,371)	(222)	(19,072)	27,308	188,644	7,580	196,224
Profit for the year	—	—	13,727	—	—	—	—	13,727	1,298	15,025
Other comprehensive income(net of tax)	—	—	2,765	(245)	16	(7,061)	—	(4,525)	(145)	(4,670)
– debt instruments at fair value through other comprehensive income	—	—	—	(245)	—	—	—	(245)	2	(243)
– equity instruments designated at fair value through other comprehensive income	—	—	—	—	—	—	—	—	(27)	(27)
– cash flow hedges	—	—	—	—	16	—	—	16	3	19
– changes in fair value of financial liabilities designated at fair value upon initial recognition arising from changes in own credit risk	—	—	2,847	—	—	—	—	2,847	—	2,847
– remeasurement of defined benefit asset/liability7	—	—	(301)	—	—	—	—	(301)	(28)	(329)
– share of other comprehensive income of associates and joint ventures	—	—	(64)	—	—	—	—	(64)	—	(64)
– effects of hyperinflation	—	—	283	—	—	—	—	283	—	283
– exchange differences	—	—	—	—	—	(7,061)	—	(7,061)	(95)	(7,156)
Total comprehensive income for the year	—	—	16,492	(245)	16	(7,061)	—	9,202	1,153	10,355
Shares issued under employee remuneration and share plans	721	—	(610)	—	—	—	—	111	—	111
Shares issued in lieu of dividends and amounts arising thereon	—	—	1,494	—	—	—	—	1,494	—	1,494
Capital securities issued	—	5,968	—	—	—	—	—	5,968	—	5,968
Dividends to shareholders	—	—	(11,547)	—	—	—	—	(11,547)	(710)	(12,257)
Redemption of securities	—	(5,851)	(237)	—	—	—	—	(6,088)	—	(6,088)
Transfers16	—	—	(2,200)	—	—	—	2,200	—	—	—
Cost of share-based payment arrangements	—	—	450	—	—	—	—	450	—	450
Cancellation of shares17,18	2,731	—	(4,998)	—	—	—	269	(1,998)	—	(1,998)
Other movements	—	—	(67)	84	—	—	—	17	(27)	(10)
At 31 Dec 2018	23,789	22,367	138,191	(1,532)	(206)	(26,133)	29,777	186,253	7,996	194,249

For footnotes, see page 15.

Consolidated statement of changes in equity (continued)
				Other reserves
	Called up share capital and share premium	Other equity instru-ments2	Retained earnings4, 5	Available- for- sale fair value reserve	Cash flow hedging reserve	Foreign exchange reserve	Merger and other reserves6	Total share- holders’ equity	Non-controlling interests	Total equity
	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m
At 1 Jan 2017	22,715	17,110	136,795	(477)	(27)	(28,038)	27,308	175,386	7,192	182,578
Profit for the year	—	—	10,798	—	—	—	—	10,798	1,081	11,879
Other comprehensive income(net of tax)	—	—	328	131	(194)	8,966	—	9,231	152	9,383
– available-for-sale investments	—	—	—	131	—	—	—	131	15	146
– cash flow hedges	—	—	—	—	(194)	—	—	(194)	2	(192)
– changes in fair value of financial liabilities designated at fair value due to movement in own credit risk	—	—	(2,024)	—	—	—	—	(2,024)	—	(2,024)
– remeasurement of defined benefit asset/liability7	—	—	2,395	—	—	—	—	2,395	24	2,419
– share of other comprehensive income of associates and joint ventures	—	—	(43)	—	—	—	—	(43)	—	(43)
– exchange differences	—	—	—	—	—	8,966	—	8,966	111	9,077
Total comprehensive income for the year	—	—	11,126	131	(194)	8,966	—	20,029	1,233	21,262
Shares issued under employee remuneration and share plans	622	—	(566)	—	—	—	—	56	—	56
Shares issued in lieu of dividends and amounts arising thereon	—	—	3,206	—	—	—	—	3,206	—	3,206
Capital securities issued	—	5,140	—	—	—	—	—	5,140	—	5,140
Dividends to shareholders	—	—	(11,551)	—	—	—	—	(11,551)	(660)	(12,211)
Cost of share-based payment arrangements	—	—	500	—	—	—	—	500	—	500
Cancellation of shares1	(3,000)	—	—	—	—	—	—	(3,000)	—	(3,000)
Other movements	—	—	489	(4)	(1)	—	—	484	(144)	340
At 31 Dec 2017	20,337	22,250	139,999	(350)	(222)	(19,072)	27,308	190,250	7,621	197,871

For footnotes, see page 15.

1  In February 2017, HSBC announced a share buy-back of up to $1.0bn, which was completed in April 2017. In July 2017, HSBC announced a share buy-back of up to $2.0bn, which was completed in November 2017. Shares bought back from these two buy-back programmes have been cancelled.

2 During 2018, HSBC Holdings issued $4,150m, £1,000m and SGD750m of perpetual subordinated contingent convertible capital securities on which there were $60m of external issuance costs, $49m of intra-Group issuance costs and $11m of tax benefits. In 2017, HSBC Holdings issued $3,000m, SGD1,000m and €1,250m of perpetual subordinated contingent convertible capital securities, on which there were $14m of external issuance costs, $37m of intra-Group issuance costs and $10m of tax benefits. Under IFRSs these issuance costs and tax benefits are classified as equity.

3 During 2018, HSBC Holdings redeemed $2,200m 8.125% perpetual subordinated capital securities and its $3,800m 8.000% perpetual subordinated capital securities, Series 2, on which there were $172m of external issuance costs and $23m of intra-Group issuance costs wound down.

4 At 31 December 2018, retained earnings included 379,926,645 treasury shares (2017: 360,590,019). In addition, treasury shares are also held within HSBC’s Insurance business retirement funds for the benefit of policyholders or beneficiaries within employee trusts for the settlement of shares expected to be delivered under employee share schemes or bonus plans, and the market-making activities in Global Markets.

5 Cumulative goodwill amounting to $5,138m has been charged against reserves in respect of acquisitions of subsidiaries prior to 1 January 1998, including $3,469m charged against the merger reserve arising on the acquisition of HSBC Bank plc. The balance of $1,669m has been charged against retained earnings.

6 Statutory share premium relief under Section 131 of the Companies Act 1985 (the ‘Act’) was taken in respect of the acquisition of HSBC Bank plc in 1992, HSBC France in 2000 and HSBC Finance Corporation in 2003, and the shares issued were recorded at their nominal value only. In HSBC’s consolidated financial statements, the fair value differences of $8,290m in respect of HSBC France and $12,768m in respect of HSBC Finance Corporation were recognised in the merger reserve. The merger reserve created on the acquisition of HSBC Finance Corporation subsequently became attached to HSBC Overseas Holdings (UK) Limited (‘HOHU’), following a number of intra-Group reorganisations. During 2009, pursuant to Section 131 of the Companies Act 1985, statutory share premium relief was taken in respect of the rights issue and $15,796m was recognised in the merger reserve. The merger reserve includes a deduction of $614m in respect of costs relating to the rights issue, of which $149m was subsequently transferred to the income statement. Of this $149m, $121m was a loss arising from accounting for the agreement with the underwriters as a contingent forward contract. The merger reserve excludes the loss of $344m on a forward foreign exchange contract associated with hedging the proceeds of the rights issue.

7 During 2018, an actuarial gain of $1,180m has arisen as a result of the remeasurement of the defined benefit pension obligation of the HSBC Bank (UK) Pension Scheme. During 2017, an actuarial gain of $1,730m has arisen as a result of the remeasurement of the defined benefit pension obligation of the HSBC Bank (UK) Pension Scheme.

8 The $350m at 31 December 2017 represents the IAS 39 available-for-sale fair value reserve as at 31 December 2017.

9 Prior to 2018, foreign exchange exposure on some financial instruments designated at fair value was presented in the same line in the income statement as the underlying fair value movement on these instruments. In 2018, we have grouped the entire effect of foreign exchange exposure in profit or loss and presented it within ‘Net income from financial instruments held for trading or managed on a fair value basis’. Comparative data have been re-presented. There is no net impact on Total operating income and the impact on ‘changes in fair value of long-term debt and related derivatives’ is $(517)m for the year ended 31 December 2017 and $1,978m for the year ended 31 December 2016.

10 The classification and measurement requirements under IFRS 9, which was adopted from 1 January 2018, are based on an entity’s assessment of both the business model for managing the assets and the contractual cash flow characteristics of the assets. The standard contains a classification for items measured mandatorily at fair value through profit or loss as a residual category. Given its residual nature, the presentation of the income statement has been updated to separately present items in this category, which are of a dissimilar nature or function, in line with IAS 1 ‘Presentation of financial statements’ requirements. Comparative data has been re-presented. There is no net impact on total operating income.

11 Adjustment to bring changes between opening and closing balance sheet amounts to average rates. This is not done on a line-by-line basis, as details cannot be determined without unreasonable expense.

12 Subordinated liabilities changes during the year are attributable to repayments of $(4.1)bn (2017: $(3.6)bn) of securities. Non-cash changes during the year included foreign exchange (loss)/gain $(0.6)bn (2017: $(0.6)bn) and fair value losses of $(1.4)bn (2017: $(1.2)bn).

13 At 31 December 2018, $26,282m (2017: $39,830m; 2016: $35,501m) was not available for use by HSBC, of which $19,755m (2017: $21,424m) related to mandatory deposits at central banks.

14 Balances at 1 January 2018 have been prepared in accordance with accounting policies referred to on page 16. 31 December 2017 balances have not been re-presented.

15 Net operating income before change in expected credit losses and other credit impairment charges/Loan impairment charges and other credit risk provisions, also referred to as revenue.

16  Permitted transfers from the merger reserve to retained earnings were made when the investment in HSBC Overseas Holdings (UK) Limited was previously impaired. A part reversal of this impairment results in a transfer from retained earnings back to the merger reserve of $2,200m.

17 This includes a re-presentation of the cancellation of shares to retained earnings and capital redemption reserve in respect of the 2017 share buy-back, under which retained earnings have been reduced by $3,000m, called up capital and share premium increased by $2,731m and other reserves increased by $269m.

18 In May 2018, HSBC announced a share buy-back of up to $2.0bn, which was completed in August 2018.

1	Basis of preparation and significant accounting policies

The basis of preparation and summary of significant accounting policies applicable to the consolidated financial statements of HSBC and the separate financial statements of HSBC Holdings can be found in Note 1, or the relevant Note, in the Financial Statements in the Annual Report and Accounts 2018.

(a) Compliance with International Financial Reporting Standards

The consolidated financial statements of HSBC and the separate financial statements of HSBC Holdings have been prepared in accordance with International Financial Reporting Standards (‘IFRSs’) as issued by the International Accounting Standards Board (‘IASB’), including interpretations issued by the IFRS Interpretations Committee, and as endorsed by the European Union (‘EU’). At 31 December 2018, there were no unendorsed standards effective for the year ended 31 December 2018 affecting these consolidated and separate financial statements, and HSBC’s application of IFRSs results in no differences between IFRSs as issued by the IASB and IFRSs as endorsed by the EU.

Standards adopted during the year ended 31 December 2018

HSBC has adopted the requirements of IFRS 9 ‘Financial Instruments’ from 1 January 2018, with the exception of the provisions relating to the presentation of gains and losses on financial liabilities designated at fair value, which were adopted from 1 January 2017. This includes the adoption of ‘Prepayment Features with Negative Compensation (Amendments to IFRS 9)’, which is effective for annual periods beginning on or after 1 January 2019 with early adoption permitted. The effect of its adoption is not significant. IFRS 9 includes an accounting policy choice to remain with IAS 39 hedge accounting, which HSBC has exercised. The classification and measurement, and impairment requirements, are applied retrospectively by adjusting the opening balance sheet at the date of initial application. As permitted by IFRS 9, HSBC has not restated comparatives. Adoption reduced net assets at 1 January 2018 by $1,647m as set out in

Note 37 of the Annual Report and Accounts 2018.

In addition, HSBC has adopted the requirements of IFRS 15 ‘Revenue from contracts with customers’ and a number of interpretations and amendments to standards which have had an insignificant effect on the consolidated financial statements of HSBC and the separate financial statements of HSBC Holdings.

(b) Differences between IFRSs and Hong Kong Financial Reporting Standards

There are no significant differences between IFRSs and Hong Kong Financial Reporting Standards in terms of their application to HSBC, and consequently there would be no significant differences had the financial statements been prepared in accordance with Hong Kong Financial Reporting Standards. The ‘Notes on the financial statements’, taken together with the ‘Report of the Directors’, include the aggregate of all disclosures necessary to satisfy IFRSs and Hong Kong reporting requirements.

(c) Going concern

The financial statements are prepared on a going concern basis, as the Directors are satisfied that the Group and parent company have the resources to continue in business for the foreseeable future. In making this assessment, the Directors have considered a wide range of information relating to present and future conditions, including future projections of profitability, cash flows and capital resources.

2	Tax

Tax expense
	2018	2017
	$m	$m
Current tax1	4,195	4,264
– for this year	4,158	4,115
– adjustments in respect of prior years	37	149
Deferred tax	670	1,024
– origination and reversal of temporary differences	656	(228)
– effect of changes in tax rates	17	1,337
– adjustments in respect of prior years	(3)	(85)
Year ended 31 Dec	4,865	5,288

1 Current tax included Hong Kong profits tax of $1,532m (2017: $1,350m). The Hong Kong tax rate applying to the profits of subsidiaries assessable in Hong Kong was 16.5% (2017: 16.5%).

Tax reconciliation

The tax charged to the income statement differs from the tax charge that would apply if all profits had been taxed at the UK corporation tax rate as follows:

	2018		2017		2016
	$m	%	$m	%	$m	%
Profit before tax	19,890		17,167		7,112
Tax expense
– taxation at UK corporation tax rate of 19.00% (2017: 19.25%; 2016: 20.0%)	3,779	19.00	3,305	19.25	1,422	20.00
– impact of differently taxed overseas profits in overseas locations	264	1.3	407	2.3	43	0.6
Items increasing tax charge in 2018:
– local taxes and overseas withholding taxes	437	2.2	618	3.6	434	6.1
– UK tax losses not recognised	435	2.2	70	0.4	305	4.3
– other permanent disallowables	396	2.0	400	2.3	438	6.2
– UK banking surcharge	229	1.1	136	0.8	199	2.8
– bank levy	191	1.0	180	1.0	170	2.4
– non-deductible regulatory settlements	153	0.8	(132)	(0.8)	20	0.3
– impacts of hyperinflation	78	0.4	—	—	—	—
– adjustments in respect of prior period liabilities	34	0.2	64	0.4	256	3.6
– non-UK tax losses not recognised	32	0.2	33	0.2	147	2.1
– change in tax rates	17	0.1	49	0.3	(4)	(0.1)
– non-deductible UK customer compensation	16	0.1	166	1.0	162	2.3
– deferred tax remeasurement due to US federal tax rate reduction	—	—	1,288	7.5	—	—
– non-deductible goodwill write-down	—	—	—	—	648	9.1
– non-deductible loss and taxes suffered on Brazil disposal	—	—	—	—	464	6.5
Items reducing tax charge in 2018:
– non-taxable income and gains	(691)	(3.5)	(766)	(4.4)	(577)	(8.1)
– effect of profits in associates and joint ventures	(492)	(2.5)	(481)	(2.8)	(461)	(6.5)
– other items	(13	(0.1	—	—	—	—
– other deferred tax temporary differences previously not recognised	—	—	(49)	(0.3)	—	—
Year ended 31 Dec	4,865	24.5	5,288	30.8	3,666	51.6

The Group’s profits are taxed at different rates depending on the country or territory in which the profits arise. The key applicable tax rates for 2018 include Hong Kong (16.5%), the US (21%) and the UK (19%). If the Group’s profits were taxed at the statutory rates of the countries in which the profits arose, then the tax rate for the year would have been 20.30% (2017: 21.15%). The effective tax rate for the year was 24.5% (2017: 30.8%). The effective tax rate for 2018 was significantly lower than for 2017 as 2017 included a charge of $1.3bn relating to the remeasurement of US deferred tax balances to reflect the reduction in the US federal tax rate to 21% from 2018.

Accounting for taxes involves some estimation because the tax law is uncertain and its application requires a degree of judgement, which authorities may dispute. Liabilities are recognised based on best estimates of the probable outcome, taking into account external advice where appropriate. We do not expect significant liabilities to arise in excess of the amounts provided. HSBC only recognises current and deferred tax assets where recovery is probable.

Movement of deferred tax assets and liabilities
		Loanimpairment provisions	Unused taxlosses and tax credits	Derivatives, FVOD1 and otherinvestments	Insurancebusiness	Expenseprovisions	Other	Total
	Footnotes	$m	$m	$m	$m	$m	$m	$m
Assets		713	1,373	1,282	—	643	2,313	6,324
Liabilities		—	—	(93)	(1,182)	—	(2,355)	(3,630)
At 1 Jan 2018		713	1,373	1,189	(1,182)	643	(42)	2,694
IFRS 9 transitional adjustment		358	—	(411)	—	—	459	406
Income statement		(72)	(203)	51	(104)	19	(361)	(670)
Other comprehensive income		—	—	(722	—	—	190	(532)
Equity		—	—	—	—	—	(23	(23)
Foreign exchange and other adjustments		(17)	(14)	9	15	(33)	(4)	(44)
At 31 Dec 2018		982	1,156	116	(1,271)	629	219	1,831
Assets	2	982	1,156	492	—	629	1,889	5,148
Liabilities	2	—	—	(376)	(1,271)	—	(1,670)	(3,317)

Assets		950	2,212	1,441	—	893	1,857	7,353
Liabilities		—	—	(274)	(1,170)	—	(1,369)	(2,813)
At 1 Jan 2017		950	2,212	1,167	(1,170)	893	488	4,540
Income statement		(235)	(873)	(397)	12	(269)	738	(1,024)
Other comprehensive income		3	(6)	368	—	—	(1,255)	(890)
Equity		—	—	—	—	—	29	29
Foreign exchange and other adjustments		(5)	40	51	(24)	19	(42)	39
At 31 Dec 2017		713	1,373	1,189	(1,182)	643	(42)	2,694
Assets	2	713	1,373	1,282	—	643	2,313	6,324
Liabilities	2	—	—	(93)	(1,182)	—	(2,355)	(3,630)

1 Fair value of own debt.

2 After netting off balances within countries, the balances as disclosed in the accounts are as follows: deferred tax assets $4,450m (2017: $4,676m); and deferred tax liabilities $2,619m (2017: $1,982m).

In applying judgement in recognising deferred tax assets, management has critically assessed all available information, including future business profit projections and the track record of meeting forecasts.

The net deferred tax asset of $1.8bn (2017: $2.7bn) includes $3.0bn (2017: $3.2bn) of deferred tax assets relating to the US, of which $1bn relates to US tax losses that expire in 15–19 years. Management expects the US deferred tax asset to be substantially recovered in six to seven years, with the majority recovered in the first five years. The most recent financial forecasts approved by management covers a five-year period and the forecasts have been extrapolated beyond five years by assuming that performance remains constant after the fifth year.

US tax reform enacted in late 2017 and effective from 2018 included a reduction in the federal rate of tax from 35% to 21% and the introduction of a base erosion anti-abuse tax. The US deferred tax asset at 31 December 2017 was calculated using the rate of 21%. The remeasurement of the deferred tax asset due to the reduction in tax rate resulted in charges of $1.3bn to the income statement and $0.3bn to other comprehensive income during 2017. The impact of the base erosion anti-abuse tax is currently uncertain, and will depend on finalisation of regulatory guidance and the actions management may take. It is not currently expected that the base erosion anti-abuse tax will have a material impact on the Group’s future tax charges.

Unrecognised deferred tax

The amount of gross temporary differences, unused tax losses and tax credits for which no deferred tax asset is recognised in the balance sheet was $8.9bn (2017: $18.1bn). These amounts included unused state losses arising in the Group’s US operations of $0.8bn (2017: $12.3bn). Of the total amounts unrecognised, $7.0bn (2017: $4.8bn) had no expiry date, $1.3bn (2017: $0.8bn) was scheduled to expire within 10 years and the remaining balance is expected to expire after 10 years.

Deferred tax is not recognised in respect of the Group’s investments in subsidiaries and branches where HSBC is able to control the timing of remittance or other realisation and where remittance or realisation is not probable in the foreseeable future. The aggregate temporary differences relating to unrecognised deferred tax liabilities arising on investments in subsidiaries and branches is $13.2bn (2017: $12.1bn) and the corresponding unrecognised deferred tax liability is $0.9bn (2017: $0.8bn).

3	Dividends

Dividends to shareholders of the parent company
	2018			2017
	Pershare	Total	Settledin scrip	Pershare	Total	Settledin scrip
	$	$m	$m	$	$m	$m
Dividends paid on ordinary shares
In respect of previous year:
– fourth interim dividend	0.21	4,197	393	0.21	4,169	1,945
In respect of current year:
– first interim dividend	0.10	2,008	213	0.10	2,005	826
– second interim dividend	0.10	1,990	181	0.10	2,014	193
– third interim dividend	0.10	1,992	707	0.10	2,005	242
Total	0.51	10,187	1,494	0.51	10,193	3,206
Total dividends on preference shares classified as equity (paid quarterly)	62.00	90		62.00	90

On 4 January 2019, HSBC paid a coupon on its €1,250m subordinated capital securities, representing a total distribution of €30m ($34m). On 17 January 2019, HSBC paid a coupon on its $1,500m subordinated capital securities issued at 5.625% of $28.125 per security, a distribution of $42m. No liability was recorded in the balance sheet at 31 December 2018 in respect of these coupon payments.

The reserves available for distribution at 31 December 2018 were $30.7bn.

Fourth interim dividend for 2018

After the end of the year, the Directors declared a fourth interim dividend in respect of the financial year ended 31 December 2018 of $0.21 per ordinary share, a distribution of approximately $4,205m. The fourth interim dividend will be payable on 8 April 2019 to holders on the Principal Register in the UK, the Hong Kong Overseas Branch Register or the Bermuda Overseas Branch Register on 22 February 2019. No liability was recorded in the financial statements in respect of the fourth interim dividend for 2018.

The dividend will be payable in US dollars, pounds sterling or Hong Kong dollars, or a combination of these currencies, at the forward exchange rates quoted by HSBC Bank plc in London at or about 11.00am on 25 March 2019. A scrip dividend will also be offered. Particulars of these arrangements will be sent to shareholders on or about 6 March 2019 and elections must be received by 21 March 2019. The ordinary shares in London, Hong Kong, Paris and Bermuda, and American Depositary Shares (‘ADSs’) in New York will be quoted ex-dividend on 21 February 2019.

The dividend will be payable on ordinary shares held through Euroclear France, the settlement and central depository system for Euronext Paris, on 8 April 2019 to holders of record on 22 February 2019. The dividend will be payable in US dollars or as a scrip dividend. Particulars of these arrangements will be announced through Euronext Paris on 20 February 2019, 1 March 2019 and 9 April 2019.

The dividend will be payable on ADSs, each of which represents five ordinary shares, on 8 April 2019 to holders of record on 22 February 2019. The dividend of $1.05 per ADS will be payable by the depositary in US dollars or as a scrip dividend of new ADSs. Elections must be received by the depository on or before 15 March 2019. Alternatively, the cash dividend may be invested in additional ADSs by participants in the dividend reinvestment plan operated by the depositary.

Any person who has acquired ordinary shares registered on the Principal Register in the UK, the Hong Kong Overseas Branch Register or the Bermuda Overseas Branch Register but who has not lodged the share transfer with the Principal Registrar, Hong Kong or Bermuda Overseas Branch registrar should do so before 4.00pm local time on 22 February 2019 in order to receive the dividend.

Ordinary shares may not be removed from or transferred to the Principal Register in the United Kingdom, the Hong Kong Overseas Branch Register or the Bermuda Overseas Branch Register on 22 February 2019. Any person wishing to remove ordinary shares to or from each register must do so before 4.00pm local time on 21 February 2019.

Transfer of ADSs must be lodged with the depositary by 11.00am on 22 February 2019 in order to receive the dividend.

4	Earnings per share

Profit attributable to the ordinary shareholders of the parent company
	2018	2017
	$m	$m
Profit attributable to shareholders of the parent company	13,727	10,798
Dividend payable on preference shares classified as equity	(90)	(90)
Coupon payable on capital securities classified as equity	(1,029)	(1,025)
Year ended 31 Dec	12,608	9,683

Basic and diluted earnings per share
		2018			2017
		Profit	Numberof shares	Per share	Profit	Numberof shares	Per share
	Footnotes	$m	(millions)	$	$m	(millions)	$
Basic	1	12,608	19,896	0.63	9,683	19,972	0.48
Effect of dilutive potential ordinary shares			87			100
Diluted	1	12,608	19,983	0.63	9,683	20,072	0.48

1 Weighted average number of ordinary shares outstanding (basic) or assuming dilution (diluted).

The number of anti-dilutive employee share options excluded from the weighted average number of dilutive potential ordinary shares is nil (2017: nil).

5	Change in expected credit losses and other credit impairment charges/Loan impairment charges and other credit risk provisions

	2018	2017
	$m	$m
Loans and advances to banks and customers	1,896	1,992
– new allowances net of allowance releases	2,304	2,636
– recoveries of amounts previously written off	(408)	(644)
Loan commitments and guarantees	(3)	(50)
Other financial assets	(21)	17
Debt instruments measured at fair value through other comprehensive income	(105)	N/A
Available-for-sale-debt securities	N/A	(190)
Change in expected credit losses and other credit impairment charges/Loan impairment charges and other credit risk provisions	1,767	1,769

6	Adjusted balance sheet reconciliation

	At
	31 Dec 2018	31 Dec 2017
	Reported and Adjusted	Adjusted	Currency translation	Reported
	$m	$m	$m	$m
Loans and advances to customers (net)	981,696	928,841	34,123	962,964
Interests in associates and joint ventures	22,407	22,019	725	22,744
Total external assets	2,558,124	2,443,037	78,734	2,521,771
Customer accounts	1,362,643	1,321,629	42,833	1,364,462

7	Reconciliation of reported and adjusted items

	2018	2017
	$m	$m
Revenue1
Reported	53,780	51,445
Currency translation		133
Significant items	160	83
– customer redress programmes	(53)	108
– disposals, acquisitions and investment in new businesses	113	(274)
– fair value movements on financial instruments2	100	245
– currency translation on significant items		4
Adjusted	53,940	51,661
ECL/Loan impairment charges and other credit risk provisions (‘LICs’)
Reported	(1,767)	(1,769)
Currency translation		56
Adjusted	(1,767)	(1,713)
Operating expenses
Reported	(34,659)	(34,884)
Currency translation		(143)
Significant items	1,669	3,796
– costs of structural reform	361	420
– costs to achieve	—	3,002
– customer redress programmes	146	655
– disposals, acquisitions and investment in new businesses	52	53
– gain on partial settlement of pension obligation	—	(188)
– past service costs of guaranteed minimum pension benefits equalisation	228	—
– restructuring and other related costs	66	—
– settlements and provisions in connection with legal and regulatory matters	816	(198)
– currency translation on significant items		52
Adjusted	(32,990)	(31,231)
Share of profit in associates and joint ventures
Reported	2,536	2,375
Currency translation		41
Adjusted	2,536	2,416
Profit before tax
Reported	19,890	17,167
Currency translation		87
Significant items	1,829	3,879
– revenue	160	83
– operating expenses	1,669	3,796
Adjusted	21,719	21,133

1 Net operating income before change in expected credit losses and other credit impairment charges/Loan impairment charges and other credit risk provisions, also referred to as revenue.

2 Excludes items where there are substantial offsets in the income statement for the same year.

8	Contingent liabilities, contractual commitments and guarantees

	2018	2017
	$m	$m
Guarantees and other contingent liabilities:
– financial guarantees1	23,518	25,849
– performance and other guarantees2	71,484	67,007
– other contingent liabilities	1,408	616
At 31 Dec	96,410	93,472
Commitments3:
– documentary credits and short-term trade-related transactions	7,083	8,776
– forward asset purchases and forward deposits placed2	67,265	48,192
– standby facilities, credit lines and other commitments to lend	705,918	672,518
At 31 Dec	780,266	729,486

1 ‘Financial guarantees’ to which the impairment requirements in IFRS 9 are applied have been presented separately from other guarantees to align with credit risk disclosures. Comparatives have been re-presented accordingly.

2 The 31 December 2017 balances have been restated to include $44bn of loan commitments (unsettled reverse repurchase agreements) and $3bn of performance and other guarantees not previously identified for disclosure.

3 Includes $592,008m of commitments at 31 December 2018, to which the impairment requirements in IFRS 9 are applied where HSBC has become party to an irrevocable commitment.

The preceding table discloses the nominal principal amounts of off-balance sheet liabilities and commitments for the Group, which represent the maximum amounts at risk should the contracts be fully drawn upon and clients default. As a significant portion of guarantees and commitments are expected to expire without being drawn upon, the total of the nominal principal amounts is not indicative of future liquidity requirements. The expected credit loss provision relating to guarantees and commitments under IFRS 9 is disclosed in Note 27 of the Annual Report and Accounts 2018.

Approximately half the guarantees have a term of less than one year, while guarantees with terms of more than one year are subject to HSBC’s annual credit review process.

Contingent liabilities arising from legal proceedings, regulatory and other matters against Group companies are disclosed in Notes 27 and 35 of the Annual Report and Accounts 2018.

Financial Services Compensation Scheme

The Financial Services Compensation Scheme (‘FSCS’) has provided compensation to consumers following the collapse of a number of deposit takers. The compensation paid out to consumers was funded through loans from HM Treasury, which have now been repaid (2017: $6.3bn (£4.7bn)). The Group could be liable to pay a proportion of any future amounts that the FSCS borrows from HM Treasury. The ultimate FSCS levy to the industry as a result of a collapse cannot currently be estimated reliably, as it is dependent on various uncertain factors, including the potential recoveries of assets by the FSCS and changes in the level of protected deposits and the population of FSCS members at the time.

Associates

HSBC’s share of associates’ contingent liabilities, contractual commitments and guarantees amounted to $48.5bn at 31 December 2018 (2017: $46.3bn). No matters arose where HSBC was severally liable.

9	Legal proceedings and regulatory matters

HSBC is party to legal proceedings and regulatory matters in a number of jurisdictions arising out of its normal business operations. Apart from the matters described below, HSBC considers that none of these matters are material. The recognition of provisions is determined in accordance with the accounting policies set out in Note 1 of the Annual Report and Accounts 2018. While the outcome of legal proceedings and regulatory matters is inherently uncertain, management believes that, based on the information available to it, appropriate provisions have been made in respect of these matters as at 31 December 2018 (see Note 27 of the Annual Report and Accounts 2018). Where an individual provision is material, the fact that a provision has been made is stated and quantified, except to the extent that doing so would be seriously prejudicial. Any provision recognised does not constitute an admission of wrongdoing or legal liability. It is not practicable to provide an aggregate estimate of potential liability for our legal proceedings and regulatory matters as a class of contingent liabilities.

Bernard L. Madoff Investment Securities LLC

Bernard L. Madoff (‘Madoff’) was arrested in December 2008 and later pleaded guilty to running a Ponzi scheme. His firm, Bernard L. Madoff Investment Securities LLC (‘Madoff Securities’), is being liquidated in the US by a trustee (the ‘Trustee’).

Various non-US HSBC companies provided custodial, administration and similar services to a number of funds incorporated outside the US whose assets were invested with Madoff Securities. Based on information provided by Madoff Securities as at 30 November 2008, the purported aggregate value of these funds was $8.4bn, including fictitious profits reported by Madoff.

Based on information available to HSBC, the funds’ actual transfers to Madoff Securities minus their actual withdrawals from Madoff Securities during the time HSBC serviced the funds are estimated to have totalled approximately $4bn. Various HSBC companies have been named as defendants in lawsuits arising out of Madoff Securities’ fraud.

US litigation: The Trustee has brought lawsuits against various HSBC companies and others in the US Bankruptcy Court, seeking recovery of transfers from Madoff Securities to HSBC in an amount not yet pleaded or determined. HSBC and other parties to the actions have moved to dismiss the Trustee’s claims. The US Bankruptcy Court granted HSBC’s motion to dismiss with respect to certain of the Trustee’s claims in November 2016. In September 2017, the Trustee appealed the US Bankruptcy Court’s decision, and the case remains pending before the US Court of Appeals for the Second Circuit (the ‘Second Circuit Court of Appeals’).

Fairfield Sentry Limited, Fairfield Sigma Limited and Fairfield Lambda Limited (together, ‘Fairfield’) (in liquidation since July 2009) have brought a lawsuit in the US against fund shareholders, including HSBC companies that acted as nominees for clients, seeking restitution of redemption payments. In December 2018, the US Bankruptcy Court issued an opinion, which ruled in favour of the defendants’ motion to dismiss in respect of certain claims by the liquidators for Fairfield and granted a motion by the liquidators for Fairfield to file amended complaints.

In December 2014, SPV Optimal SUS Ltd (‘SPV OSUS’), the purported assignee of the Madoff-invested company, Optimal Strategic US Equity Ltd, filed a lawsuit in New York state court against various HSBC companies and others, seeking damages on various alleged grounds, including breach of fiduciary duty and breach of trust. In April 2018, HSBC transferred the case to the US District Court for the Southern District of New York (the ’New York District Court’). In February 2019, SPV OSUS withdrew its action with prejudice against HSBC.

UK litigation: The Trustee has filed a claim against various HSBC companies in the High Court of England and Wales, seeking recovery of transfers from Madoff Securities to HSBC in an amount not yet pleaded or determined. The deadline for service of the claim has been extended to September 2019 for UK-based defendants and November 2019 for all other defendants.

Bermuda litigation: In January 2009, Kingate Global Fund Limited and Kingate Euro Fund Limited (together, ‘Kingate’) brought an action against HSBC Bank Bermuda Limited (‘HBBM’) for recovery of funds held in Kingate’s accounts, fees and dividends. This action is pending, but is not expected to move forward until the resolution of the Trustee’s US actions against Kingate and HBBM.

Cayman Islands litigation: In February 2013, Primeo Fund Limited (‘Primeo’) (in liquidation since April 2009) brought an action against HSBC Securities Services Luxembourg (‘HSSL’) and Bank of Bermuda (Cayman) Limited, alleging breach of contract and breach of fiduciary duty and claiming damages and equitable compensation. The trial concluded in February 2017 and, in August 2017, the court dismissed all claims against the defendants. In September 2017, Primeo appealed to the Court of Appeal of the Cayman Islands and the defendants cross-appealed in respect of certain of the trial court’s findings. The appeals are pending before the court for a decision.

Luxembourg litigation: In April 2009, Herald Fund SPC (‘Herald’) (in liquidation since July 2013) brought an action against HSSL before the Luxembourg District Court, seeking restitution of cash and securities that Herald purportedly lost because of Madoff Securities’ fraud, or money damages. The Luxembourg District Court dismissed Herald’s securities restitution claim, but reserved Herald’s cash restitution claim and its claim for money damages. Herald has appealed this judgment to the Luxembourg Court of Appeal, where the matter is pending. In late 2018, Herald brought additional claims against HSSL and HSBC Bank plc before the Luxembourg District Court, seeking further restitution and damages.

In October 2009, Alpha Prime Fund Limited (‘Alpha Prime’) brought an action against HSSL before the Luxembourg District Court, seeking the restitution of securities, or the cash equivalent, or money damages. This action has been temporarily suspended at the plaintiffs’ request. In December 2018, Alpha Prime brought additional claims before the Luxembourg District Court seeking damages against various HSBC companies.

In December 2014, Senator Fund SPC (‘Senator’) brought an action against HSSL before the Luxembourg District Court, seeking restitution of securities, or the cash equivalent, or money damages. In April 2015, Senator commenced a separate action against the Luxembourg branch of HSBC Bank plc asserting identical claims before the Luxembourg District Court. In December 2018, Senator brought additional claims against HSSL and HSBC Bank plc Luxembourg branch before the Luxembourg District Court, seeking restitution of Senator’s securities or money damages.

HSSL has also been named as a defendant in various actions by shareholders in Primeo Select Fund, Herald, Herald (Lux) SICAV and Hermes International Fund Limited. Most of these actions have been dismissed, suspended or postponed.

Ireland litigation: In November 2013, Defender Limited brought an action against HSBC Institutional Trust Services (Ireland) Limited (‘HTIE’) and others, based on allegations of breach of contract and claiming damages and indemnification for fund losses. The trial commenced in October 2018. In December 2018, the Irish High Court issued a judgment in HTIE’s favour on a preliminary issue, holding that Defender Limited had no effective claim against HTIE. This judgment concluded the trial without further issues in dispute being heard. In February 2019, Defender Limited appealed the judgment.

In December 2014, SPV OSUS filed an action against HTIE and HSBC Securities Services (Ireland) Limited alleging breach of contract and claiming damages and indemnification for fund losses, which was dismissed on the basis of a preliminary issue by the Irish High Court in October 2015. In July 2018, following further appeals by SPV OSUS, the Irish Supreme Court affirmed the dismissal on a final basis.

There are many factors that may affect the range of possible outcomes, and the resulting financial impact, of the various Madoff-related proceedings described above, including but not limited to the multiple jurisdictions in which the proceedings have been brought. Based upon the information currently available, management’s estimate of the possible aggregate damages that might arise as a result of all claims in the various Madoff-related proceedings is up to or exceeding $500m, excluding costs and interest. Due to uncertainties and limitations of this estimate, the ultimate damages could differ significantly from this amount.

US mortgage securitisation activity and litigation

HSBC Bank USA N.A. (‘HSBC Bank USA’) was a sponsor or seller of loans used to facilitate whole loan securitisations underwritten by HSBC Securities (USA) Inc. (‘HSI’). From 2005 to 2007, HSBC Bank USA purchased and sold approximately $24bn of such loans to HSI, which were subsequently securitised and sold by HSI to third parties. The outstanding principal balance was approximately $3.8bn as at 31 December 2018. In addition, HSI served as an underwriter on securitisations issued by HSBC Finance Corporation (‘HSBC Finance’) or third parties, and HSBC Bank USA served as a trustee on behalf of various mortgage securitisation trusts.

Mortgage trustee matters: Beginning in June 2014, a number of lawsuits were filed in state and federal courts in New York and Virginia against HSBC Bank USA as a trustee of more than 280 mortgage securitisation trusts. These lawsuits are brought on behalf of the trusts by a putative class of investors including, among others, BlackRock and PIMCO funds. The complaints allege that the trusts have sustained losses in collateral value of approximately $38bn. The lawsuits seek unspecified damages resulting from alleged breaches of the US Trust Indenture Act, breach of fiduciary duty, negligence, breach of contract and breach of the common law duty of trust. HSBC’s motions to dismiss in several of these lawsuits were, for the most part, denied. In February 2018, one of these matters was dismissed on procedural grounds. The plaintiff in that action has appealed the decision and has also filed another proceeding in New York state court, which is currently stayed pending appeal. The motion for class certification filed by certain plaintiffs has been denied, as has their request for a review of that decision by the Second Circuit Court of Appeals.

There are many factors that may affect the range of outcomes, and the resulting financial impact, of these matters.

Loan repurchase matters: Since 2013, HSBC Bank USA, HSBC Finance and Decision One Mortgage Company LLC (‘Decision One’), an indirect subsidiary of HSBC Finance, have been named as defendants in various mortgage loan repurchase actions brought by trustees of mortgage securitisation trusts. One of the two remaining actions against HSBC Bank USA was dismissed on appeal in December 2017; however, the New York Court of Appeals granted the plaintiffs’ request for further review in September 2018. The second remaining action is currently pending before the New York state court.

Based on the facts currently known, it is not practicable at this time for HSBC to predict the resolution of these matters, including the timing or any possible impact on HSBC, which could be significant.

RMBS investigations: Since 2010, various HSBC entities have received subpoenas and requests for information from the US Department of Justice (the ‘DoJ’) and the Massachusetts Attorney General, seeking the production of documents and information regarding HSBC’s involvement in certain residential mortgage-backed securities (‘RMBS’) transactions as an issuer, sponsor, underwriter, depositor, trustee, custodian or servicer.

In August and October 2018, HSBC resolved the Massachusetts Attorney General’s civil investigation, and the DoJ’s civil claims, relating to HSBC’s legacy RMBS origination and securitisation activities from 2005 to 2007, which entailed a payment to the DoJ of a civil money penalty of $765m.

Anti-money laundering and sanctions-related matters

In 2010, HSBC Bank USA entered into a consent cease-and-desist order with the Office of the Comptroller of the Currency (‘OCC’), and HSBC North America Holdings Inc. (‘HNAH’) entered into a consent cease-and-desist order with the Federal Reserve Board (‘FRB’). In 2012, HSBC Bank USA further entered into an enterprise-wide compliance consent order with the OCC (each an ‘Order’ and together, the ‘Orders’). These Orders required improvements to establish an effective compliance risk management programme across HSBC’s US businesses, including risk management related to the Bank Secrecy Act (‘BSA’) and anti-money laundering (‘AML’) compliance. In 2012, an additional consent order was entered into with the OCC that required HSBC Bank USA to correct the circumstances noted in the OCC’s report and imposed restrictions on HSBC Bank USA acquiring control of, or holding an interest in, any new financial subsidiary, or commencing a new activity in its existing financial subsidiary, without the OCC’s approval. Between June and September 2018, following implementation of the required remediation actions by HNAH and HSBC Bank USA, the FRB and OCC terminated each of these orders.

In December 2012, among other agreements, HSBC Holdings plc (‘HSBC Holdings’) agreed to an undertaking with the UK Financial Conduct Authority (‘FCA’) and consented to a cease-and-desist order with the FRB, both of which contained certain forward-looking AML and sanctions-related obligations. HSBC also agreed to retain an independent compliance monitor (who is, for FCA purposes, a ‘Skilled Person’ under section 166 of the Financial Services and Markets Act and, for FRB purposes, an ‘Independent Consultant’) to produce periodic assessments of the Group’s AML and sanctions compliance programme (the ‘Skilled Person/Independent Consultant’). In December 2012, HSBC Holdings also entered into an agreement with the Office of Foreign Assets Control (‘OFAC’) regarding historical transactions involving parties subject to OFAC sanctions. The Skilled Person/Independent Consultant will continue to conduct country reviews and provide periodic reports for a period of time at the FCA’s and FRB’s discretion. The role of the Skilled Person/Independent Consultant is discussed on page 85 of the Annual Report and Accounts 2018.

Through the Skilled Person/Independent Consultant’s country-level reviews, as well as internal reviews conducted by HSBC, certain potential AML and sanctions compliance issues have been identified that HSBC is reviewing further with the FRB, FCA and/or OFAC. The Financial Crimes Enforcement Network of the US Treasury Department, as well as the Civil Division of the US Attorney’s Office for the Southern District of New York, are investigating the collection and transmittal of third-party originator information in certain payments instructed over HSBC’s proprietary payment systems. The FCA is also conducting an investigation into HSBC Bank plc’s compliance with UK money laundering regulations and financial crime systems and controls requirements. HSBC is cooperating with all of these investigations.

In May 2014, a shareholder derivative action was filed by a shareholder of HSBC Holdings purportedly on behalf of HSBC Holdings, HSBC Bank USA, HNAH and HSBC USA Inc. (the ‘Nominal Corporate Defendants’) in New York state court against certain current and former directors and officers of those HSBC companies (the ‘Individual Defendants’). The complaint alleges that the Individual Defendants breached their fiduciary duties to the Nominal Corporate Defendants and caused a waste of corporate assets by allegedly permitting and/or causing the conduct underlying the five-year deferred prosecution agreement with the DoJ, entered into in December 2012. In November 2015, the New York state court granted the Nominal Corporate Defendants’ motion to dismiss. In November 2018, the appellate court reversed the New York state court’s decision and reinstated the action. In December 2018, the Nominal Corporate Defendants filed a motion for reargument or, in the alternative, for leave to appeal to the New York Court of Appeals. In February 2019, the Nominal Corporate Defendants and most of the Individual Defendants filed a motion to dismiss in the New York state court, where the matter is pending.

In July 2014, a claim was filed in the Ontario Superior Court of Justice against HSBC Holdings and a former employee purportedly on behalf of a class of persons who purchased HSBC common shares and American Depositary Shares between July 2006 and July 2012. The complaint, which seeks monetary damages of up to CA$20bn, alleges that the defendants made statutory and common law misrepresentations in documents released by HSBC Holdings and its wholly owned indirect subsidiary, HSBC Bank Canada, relating to HSBC’s compliance with BSA, AML, sanctions and other laws. In September 2017, the Ontario Superior Court of Justice dismissed the statutory claims against HSBC Holdings and the former employee for lack of jurisdiction, and stayed the common law misrepresentation claim against HSBC Holdings on the basis of forum non conveniens. In October 2017, the plaintiff appealed to the Court of Appeal for Ontario and, in July 2018, that appeal was dismissed. In October 2018, the plaintiff applied for leave to appeal to the Supreme Court of Canada, where this matter is currently pending.

Since November 2014, a number of lawsuits have been filed in federal courts in the US against various HSBC companies and others on behalf of plaintiffs who are, or are related to, victims of terrorist attacks in the Middle East or of cartel violence in Mexico. In each case, it is alleged that the defendants aided and abetted the unlawful conduct of various sanctioned parties in violation of the US Anti-Terrorism Act. Nine actions are currently pending in federal court in New York, with one on appeal. In July 2018, in one case, the New York District Court granted HSBC’s motion to dismiss, while in a different case, the magistrate judge issued a recommendation that the New York District Court should deny the defendants’ motion to dismiss. The plaintiffs appealed the decision in the case granting dismissal and that appeal is pending. Motions to dismiss remain pending in two other cases. In December 2018, three new cases and two cases relating to existing actions were filed in the New York District Court. These new actions are at a very early stage.

In July 2018, a claim was issued against HSBC Holdings in the High Court of England and Wales alleging that HSBC Holdings made untrue and/or misleading statements and/or omissions in public statements between 2007 and 2012 regarding compliance by the HSBC Group with AML, anti-terrorist financing and sanctions laws, regulations and requirements, and the regulatory compliance of the HSBC Group more generally.

Based on the facts currently known, it is not practicable at this time for HSBC to predict the resolution of these matters, including the timing or any possible impact on HSBC, which could be significant.

Tax-related investigations

Various tax administration, regulatory and law enforcement authorities around the world, including in the US, Belgium, Argentina, India and Spain, are conducting investigations and reviews of HSBC Private Bank (Suisse) SA (‘HSBC Swiss Private Bank’) and other HSBC companies in connection with allegations of tax evasion or tax fraud, money laundering and unlawful cross-border banking solicitation.

HSBC continues to cooperate in ongoing investigations by the DoJ and the US Internal Revenue Service regarding whether certain HSBC companies and employees, including those associated with HSBC Swiss Private Bank and an HSBC company in India, acted appropriately in relation to certain customers who may have had US tax reporting obligations. In connection with these investigations, HSBC Swiss Private Bank, with due regard for Swiss law, has produced records and other documents to the DoJ. In August 2013, the DoJ informed HSBC Swiss Private Bank that it was not eligible for the ‘Program for Non-Prosecution Agreements or Non-Target Letters for Swiss Banks’ since a formal investigation had previously been authorised. These investigations remain pending.

In November 2014, HSBC Swiss Private Bank was placed under formal criminal examination in Belgium for alleged tax-related offences. In June 2017, Belgian authorities also placed HSBC Holdings and HSBC Private Bank Holdings (Suisse) SA, a Swiss holding company, under formal criminal examination. HSBC is cooperating with this ongoing investigation.

In November 2014, the Argentine tax authority initiated a criminal action against various individuals, including current and former HSBC employees. The criminal action includes allegations of tax evasion, conspiracy to launder undeclared funds and an unlawful association among HSBC Swiss Private Bank, HSBC Bank Argentina, HSBC Bank USA and certain HSBC employees, which allegedly enabled numerous HSBC customers to evade their Argentine tax obligations. HSBC is cooperating with this ongoing investigation.

In February 2015, the Indian tax authority issued a summons and request for information to an HSBC company in India. In August 2015 and November 2015, HSBC companies received notices issued by two offices of the Indian tax authority, alleging that the Indian tax authority had sufficient evidence to initiate prosecution against HSBC Swiss Private Bank and an HSBC company in Dubai for allegedly abetting tax evasion of four different Indian individuals and/or families and requesting that the HSBC companies show cause as to why such prosecution should not be initiated. HSBC Swiss Private Bank and the HSBC company in Dubai have responded to the show cause notices. HSBC is cooperating with this ongoing investigation.

As at 31 December 2018, HSBC has recognised a provision for these various matters in the amount of $626m. There are many factors that may affect the range of outcomes, and the resulting financial impact, of these investigations and reviews. Based on the information currently available, management’s estimate of the possible aggregate penalties that might arise as a result of the matters in respect of which it is practicable to form estimates is up to or exceeding $800m, including amounts for which a provision has been recognised. Due to uncertainties and limitations of these estimates, the ultimate penalties could differ significantly from this amount.

In light of the media attention regarding these matters, it is possible that other tax administration, regulatory or law enforcement authorities will also initiate or enlarge similar investigations or regulatory proceedings.

London interbank offered rates, European interbank offered rates and other benchmark interest rate investigations and litigation

In December 2016, the European Commission (the ‘EC’) issued a decision finding that HSBC, among other banks, engaged in anti-competitive practices in connection with the pricing of euro interest rate derivatives in early 2007. The EC imposed a fine on HSBC based on a one-month infringement. HSBC has appealed the decision.

US dollar Libor: Beginning in 2011, HSBC and other panel banks have been named as defendants in a number of private lawsuits filed in the US with respect to the setting of US dollar Libor. The complaints assert claims under various US laws, including US antitrust and racketeering laws, the US Commodity Exchange Act (‘US CEA’) and state law. The lawsuits include individual and putative class actions, most of which have been transferred and/or consolidated for pre-trial purposes before the New York District Court.

In 2017 and 2018, HSBC reached agreements with plaintiffs to resolve putative class actions brought on behalf of the following five groups of plaintiffs: persons who purchased US dollar Libor-indexed bonds; persons who purchased US Libor-indexed exchange-traded instruments; US-based lending institutions that made or purchased US dollar Libor-indexed loans (the ‘Lender class’); persons who purchased US dollar Libor-indexed interest rate swaps and other instruments directly from the defendant banks and their affiliates (the ‘OTC class’); and persons who purchased US dollar Libor-indexed interest rate swaps and other instruments from certain financial institutions that are not the defendant banks or their affiliates. During 2018, the New York District Court granted final approval of the settlements with the OTC and Lender classes. The remaining settlements are subject to final court approval. Additionally, a number of other US dollar Libor-related actions remain pending against HSBC in the New York District Court and the Second Circuit Court of Appeals.

Intercontinental Exchange (‘ICE’) Libor: In January 2019, HSBC and other panel banks were named as defendants in a putative class action filed in the New York District Court on behalf of persons who purchased over-the-counter instruments paying interest indexed to ICE Libor from a panel bank. The complaint alleges, among other things, misconduct related to the suppression of this benchmark rate in violation of US antitrust and state law. This matter is at a very early stage.

Singapore interbank offered rate (‘Sibor’), Singapore swap offer rate (‘SOR’) and Australia bank bill swap rate (‘BBSW’): In July 2016 and August 2016, HSBC and other panel banks were named as defendants in two putative class actions filed in the New York District Court on behalf of persons who transacted in products related to the Sibor, SOR and BBSW benchmark rates. The complaints allege, among other things, misconduct related to these benchmark rates in violation of US antitrust, commodities and racketeering laws, and state law. Following a decision in October 2018 on the defendants’ motion to dismiss in the Sibor/SOR litigation, the claims against a number of HSBC entities were dismissed, and the Hongkong and Shanghai Banking Corporation Limited remains the only HSBC defendant in this action. In October 2018, the Hongkong and Shanghai Banking Corporation Limited filed a motion for reconsideration of the decision based on the issue of personal jurisdiction. The plaintiff filed a third amended complaint in October 2018 naming only the Sibor panel members. In November 2018, the defendants moved to dismiss the third amended complaint, and this motion remains pending.

In November 2018, the court granted in part and denied in part the defendants’ motion to dismiss the BBSW case and dismissed all foreign defendants, including all the HSBC entities, on personal jurisdiction grounds. The plaintiff sought leave to file a second amended complaint in January 2019.

There are many factors that may affect the range of outcomes, and the resulting financial impact, of these matters, which could be significant.

Foreign exchange-related investigations and litigation

Various regulators and competition authorities around the world, including in the EU, Switzerland, Brazil and South Africa, are conducting investigations and reviews into trading by HSBC and others on the foreign exchange markets. HSBC is cooperating with these investigations and reviews.

In January 2018, HSBC Holdings entered into a three-year deferred prosecution agreement with the Criminal Division of the DoJ (the ‘FX DPA’), regarding fraudulent conduct in connection with two particular transactions in 2010 and 2011. This concluded the DoJ’s investigation into HSBC’s historical foreign exchange activities. Under the terms of the FX DPA, HSBC has a number of ongoing obligations, including implementing enhancements to its internal controls and procedures in its Global Markets business, which will be the subject of annual reports to the DoJ. In addition, HSBC agreed to pay a financial penalty and restitution.

In December 2016, Brazil’s Administrative Council of Economic Defense (‘CADE’) publicly announced that it is initiating an investigation into the onshore foreign exchange market and has identified a number of banks, including HSBC, as subjects of its investigation.

In February 2017, the Competition Commission of South Africa referred a complaint for proceedings before the South African Competition Tribunal against 18 financial institutions, including HSBC Bank plc, for alleged misconduct related to the foreign exchange market in violation of South African antitrust laws. In April 2017, HSBC Bank plc filed an exception to the complaint based on a lack of jurisdiction and statute of limitations. In January 2018, the South African Competition Tribunal approved the provisional referral of additional financial institutions, including HSBC Bank USA, to the proceedings. HSBC Bank USA has objected to the provisional referral. These proceedings are at an early stage.

In October 2018, HSBC Holdings and HSBC Bank plc received an information request from the EC concerning potential coordination in foreign exchange options trading. This matter is at an early stage.

In late 2013 and early 2014, various HSBC companies and other banks were named as defendants in various putative class actions consolidated in the New York District Court. The consolidated complaint alleged, among other things, that the defendants conspired to manipulate the WM/Reuters foreign exchange benchmark rates. In September 2015, HSBC reached an agreement with plaintiffs to resolve the consolidated action, and the court granted final approval of the settlement in August 2018.

A putative class action complaint making similar allegations on behalf of retail customers of foreign exchange products was filed in the US District Court for the Northern District of California in 2015, and was subsequently transferred to the New York District Court where it remains pending. In 2017, putative class action complaints making similar allegations on behalf of purported ‘indirect’ purchasers of foreign exchange products were filed in New York and were subsequently consolidated in the New York District Court, where they remain pending.

In September 2018, various HSBC companies and other banks were named as defendants in a class action complaint filed in Israel that alleges foreign exchange-related misconduct and, in November and December 2018, complaints alleging foreign exchange-related misconduct were filed in the New York District Court and the High Court of England and Wales against HSBC and other defendants, by certain plaintiffs that opted out of the US class action settlement. These matters are at an early stage. It is possible that additional actions will be initiated against HSBC in relation to its historical foreign exchange activities.

There are many factors that may affect the range of outcomes, and the resulting financial impact, of these matters, which could be significant.

Precious metals fix-related investigations and litigation

In November 2014, the Antitrust Division and Criminal Fraud Section of the DoJ issued a document request to HSBC Holdings, seeking the voluntary production of certain documents in connection with a criminal investigation that the DoJ is conducting of alleged anti-competitive and manipulative conduct in precious metals trading. In January 2019, the DoJ closed its investigation without taking any action against HSBC.

Gold: Beginning in March 2014, numerous putative class actions were filed in the New York District Court and the US District Courts for the District of New Jersey and the Northern District of California, naming HSBC and other members of The London Gold Market Fixing Limited as defendants. The complaints allege that, from January 2004 to June 2013, the defendants conspired to manipulate the price of gold and gold derivatives for their collective benefit in violation of US antitrust laws, the US CEA and New York state law. The actions were consolidated in the New York District Court. The defendants’ motion to dismiss the consolidated action was granted in part and denied in part in October 2016. In June 2017, the court granted the plaintiffs leave to file a third amended complaint, naming a new defendant. The court has denied the pre-existing defendants’ request for leave to file a joint motion to dismiss, and discovery is proceeding.

Beginning in December 2015, numerous putative class actions under Canadian law were filed in the Ontario and Quebec Superior Courts of Justice against various HSBC companies and other financial institutions. The plaintiffs allege that, among other things, from January 2004 to March 2014, the defendants conspired to manipulate the price of gold and gold derivatives in violation of the Canadian Competition Act and common law. These actions are at an early stage.

Silver: Beginning in July 2014, numerous putative class actions were filed in the US District Courts for the Southern and Eastern Districts of New York, naming HSBC and other members of The London Silver Market Fixing Ltd as defendants. The complaints allege that, from January 2007 to December 2013, the defendants conspired to manipulate the price of silver and silver derivatives for their collective benefit in violation of US antitrust laws, the US CEA and New York state law. The actions were consolidated in the New York District Court. The defendants’ motion to dismiss the consolidated action was granted in part and denied in part in October 2016. In June 2017, the court granted the plaintiffs leave to file a third amended complaint, which names several new defendants. The court has denied the pre-existing defendants’ request for leave to file a joint motion to dismiss, and discovery is proceeding.

In April 2016, two putative class actions under Canadian law were filed in the Ontario and Quebec Superior Courts of Justice against various HSBC companies and other financial institutions. The plaintiffs in both actions allege that, from January 1999 to August 2014, the defendants conspired to manipulate the price of silver and silver derivatives in violation of the Canadian Competition Act and common law. The Ontario action is at an early stage. The Quebec action has been temporarily stayed.

Platinum and palladium: Between late 2014 and early 2015, numerous putative class actions were filed in the New York District Court, naming HSBC and other members of The London Platinum and Palladium Fixing Company Limited as defendants. The complaints allege that, from January 2008 to November 2014, the defendants conspired to manipulate the price of platinum group metals (‘PGM’) and PGM-based financial products for their collective benefit in violation of US antitrust laws and the US CEA. In March 2017, the defendants’ motion to dismiss the second amended consolidated complaint was granted in part and denied in part. In June 2017, the plaintiffs filed a third amended complaint. The defendants filed a joint motion to dismiss, which remains pending.

Based on the facts currently known, it is not practicable at this time for HSBC to predict the resolution of these matters, including the timing or any possible impact on HSBC, which could be significant.

Film finance litigation

In July and November 2015, respectively, two actions were brought by individuals against HSBC Private Bank (UK) Limited (‘PBGB’) in the High Court of England and Wales seeking damages on various alleged grounds, including breach of duty to the claimants, in connection with their participation in certain Ingenious film finance schemes. These actions are ongoing.

In December 2018, a further action was brought against PBGB in the High Court of England and Wales by multiple claimants seeking damages for alleged unlawful means conspiracy and dishonest assistance in connection with lending provided by PBGB to third parties in respect of certain Ingenious film finance schemes in which the claimants participated. In February 2019, PBGB received a letter before claim by investors in Eclipse film finance schemes asserting various claims against PBGB and others in connection with their roles in facilitating the design, promotion and operation of such schemes. These matters are at very early stages.

It is possible that additional actions or investigations will be initiated against PBGB as a result of its historical involvement in the provision of certain film finance-related services.

Based on the facts currently known, it is not practicable to predict the resolution of these matters, including the timing or possible aggregate impact, which could be significant.

Other regulatory investigations, reviews and litigation

HSBC Holdings and/or certain of its affiliates are subject to a number of other investigations and reviews by various regulators and competition and law enforcement authorities, as well as litigation, in connection with various matters relating to the firm’s businesses and operations, including:

●
requests for information from various tax administration or regulatory authorities relating to Mossack Fonseca & Co., or Fédération Internationale de Football Association (‘FIFA’);

●
an investigation by the DoJ regarding US Treasury securities trading practices;

●
an investigation by the US Commodity Futures Trading Commission regarding trading screens used to price certain derivative products;

●
an investigation by the Swiss Competition Commission in connection with the setting of Euribor and Japanese yen Libor;

●
an information request from the UK Competition and Markets Authority concerning the financial services sector;

●
an investigation by the US Securities and Exchange Commission of multiple institutions, including HSBC, in relation to hiring practices of candidates referred by or related to government officials or employees of state-owned enterprises in Asia-Pacific;

●
putative individual and class actions brought in the New York District Court relating to the Canadian dealer offered rate, the credit default swap market and the Mexican government bond market, and putative class actions brought in the New York District Court and in the Superior and Federal Courts in Canada relating to the market for US dollar-denominated supranational sovereign and agency bonds; and

●
putative class actions brought in the US District Court for the Northern District of Texas and a claim issued in the High Court of England and Wales in connection with HSBC Bank plc’s role as a correspondent bank to Stanford International Bank Ltd from 2003 to 2009.

There are many factors that may affect the range of outcomes, and the resulting financial impact, of these matters, which could be significant.

10	Events after the balance sheet date

In its assessment of events after the balance sheet date, HSBC considered, among others, the events related to the process of the UK’s withdrawal from the European Union that occurred between 31 December 2018 and the date when the financial statements were authorised for issue, and concluded that no adjustments to the financial statements were required.

A fourth interim dividend for 2018 of $0.21 per ordinary share (a distribution of approximately $4,205m) was declared by the Directors after 31 December 2018. These accounts were approved by the Board of Directors on 19 February 2019 and authorised for issue.

11	Capital structure

Capital ratios
	At 31 Dec
	2018	20171
	%	%
CRD IV transitional
Common equity tier 1 ratio	14.0	14.5
Tier 1 ratio	17.0	17.3
Total capital ratio	20.0	20.9

CRD IV end point
Common equity tier 1 ratio	14.0	14.5
Tier 1 ratio	16.6	16.4
Total capital ratio	19.4	18.3

1 All figures presented as reported under IAS 39 at 31 December 2017.

Total regulatory capital and risk-weighted assets
	At 31 Dec
	2018	20171
	$m	$m
CRD IV transitional
Common equity tier 1 capital	121,022	126,144
Additional tier 1 capital	26,120	24,810
Tier 2 capital	26,096	31,429
Total regulatory capital	173,238	182,383
Risk-weighted assets	865,318	871,337

CRD IV end point
Common equity tier 1 capital	121,022	126,144
Additional tier 1 capital	22,525	16,531
Tier 2 capital	24,511	16,413
Total regulatory capital	168,058	159,088
Risk-weighted assets	865,318	871,337

1 All figures presented as reported under IAS 39 at 31 December 2017.

Leverage ratio
		At 31 Dec
		2018	20171
Ref*		$bn	$bn
20	Tier 1 capital	143.5	142.7
21	Total leverage ratio exposure	2,614.9	2,557.1
		%	%
22	Leverage ratio	5.5	5.6
EU-23	Choice of transitional arrangements for the definition of the capital measure	Fully phased-in	Fully phased-in
	UK leverage ratio exposure – quarterly average	2,464.4	2,351.4
		%	%
	UK leverage ratio – quarterly average	5.8	6.1
	UK leverage ratio – quarter end	6.0	6.1

* The references identify the lines prescribed in the European Banking Authority (‘EBA’) template.

1 All figures presented as reported under IAS 39 at 31 December 2017.

12	Statutory accounts

The information in this news release does not constitute statutory accounts within the meaning of section 434 of the Companies Act 2006 (‘the Act’). The statutory accounts for the year ended 31 December 2018 will be delivered to the Registrar of Companies in England and Wales in accordance with section 441 of the Act. The auditor has reported on those accounts. Its report was unqualified and did not contain a statement under section 498(2) or (3) of the Act.

13	Dealings in HSBC Holdings plc listed securities

HSBC Group has policies and procedures that, except where permitted by statute and regulation, prohibit specified transactions in respect of its securities listed on The Stock Exchange of Hong Kong Limited. Except for dealings as intermediaries or as trustees by subsidiaries of HSBC Holdings, neither HSBC Holdings nor any of its subsidiaries has purchased, sold or redeemed any of its securities listed on The Stock Exchange of Hong Kong Limited during the year ended 31 December 2018.

Share buy-back

On 9 May 2018, HSBC Holdings commenced a share buy-back to purchase its ordinary shares of $0.50 each up to a maximum consideration of $2.0bn. This programme concluded on 16 August 2018, after the purchase and cancellation of 210,466,091 ordinary shares. The purpose of the buy-back programme was to reduce HSBC’s number of outstanding ordinary shares.

The nominal value of shares purchased during 2018 was £105,233,046 and the aggregate consideration paid by HSBC was £1,512,898,101.

The table that follows outlines details of the shares purchased on a monthly basis during 2018. The total number of shares purchased during the year was 210,466,091, representing 1.03% of the shares in issue and 1.05% of the shares in issue, excluding treasury shares.

Month	Number of shares	Highest price paid per share	Lowest price paid per share	Average price paid per share	Aggregate price paid
		£	£	£	£
May-18	43,843,281	7.4990	7.1340	7.3027	320,172,904
Jun-18	65,164,512	7.3910	7.0030	7.2110	469,898,070
Jul-18	65,467,508	7.3600	6.9360	7.1134	465,698,679
Aug-18	35,990,790	7.2790	6.9860	7.1443	257,128,448
Total	210,466,091				1,512,898,101

14	Interim dividends for 2019

The Board has adopted a policy of paying quarterly interim dividends on the ordinary shares. Under this policy it is intended to have a pattern of three equal interim dividends with a variable fourth interim dividend. It is envisaged that the first interim dividend in respect of 2019 will be $0.10 per ordinary share.

Dividends are declared in US dollars and, at the election of the shareholder, paid in cash in one of, or in a combination of, US dollars, sterling and Hong Kong dollars, or, subject to the Board’s determination that a scrip dividend is to be offered in respect of that dividend, may be satisfied in whole or in part by the issue of new shares in lieu of a cash dividend.

15	Earnings releases and interim results

Earnings releases are expected to be issued on or around 3 May 2019 and 28 October 2019. The interim results for the six months to 30 June 2019 are expected to be issued on 5 August 2019.

16	Corporate governance codes

HSBC is subject to corporate governance requirements in both the UK and Hong Kong. During 2018, and with the following exceptions, HSBC applied the principles and complied with the applicable provisions of the UK Corporate Governance Code, and also the requirements of the Hong Kong Corporate Governance Code.

Under the UK Corporate Governance Code, the Board is required to undertake an annual evaluation of its own performance and that of its committees. For the reasons described on page 152 of the Annual Report and Accounts 2018, this evaluation did not take place in 2018.

 Under the Hong Kong Code, the audit committee should be responsible for the oversight of all risk management and internal control systems. HSBC’s Group Risk Committee is responsible for oversight of internal control, other than internal control over financial reporting, and risk management systems. This is permitted under the UK Corporate Governance Code.

The Group Audit Committee has reviewed the annual results for 2018.

The Company has codified obligations for transactions in HSBC Group securities in accordance with the requirements of the Market Abuse Regulation and the rules governing the listing of securities on HKEx, save that the HKEx has granted waivers from strict compliance with the rules that take into account accepted practices in the UK, particularly in respect of employee share plans. During the year, all Directors were reminded of their obligations in respect of transacting in HSBC Group securities and, except as disclosed on page 168 of the Annual Report and Accounts 2018, all Directors have confirmed that they have complied with their obligations.

The Directors of HSBC Holdings plc as at the date of this announcement comprise:

Mark Tucker*, Kathleen Casey†, Laura Cha†, Henri de Castries†, Lord Evans of Weardale†, John Flint, Irene Lee†, Ewen Stevenson, Heidi Miller†, Marc Moses, David Nish†, Jonathan Symonds†, Jackson Tai† and Pauline van der Meer Mohr†.

* Non-executive Group Chairman

† Independent non-executive Director

17	For further information contact:

Media Relations UK – Gillian James Telephone: +44 (0) 20 7992 0516	Investor Relations UK – Richard O’Connor Telephone: +44 (0) 20 7991 6590 Email: investorrelations@hsbc.com
Hong Kong – Patrick Humphris Telephone: +852 28222052	Hong Kong – Hugh Pye Telephone: +852 2822 4908 Email: investorrelations@hsbc.com.hk

Click on, or paste the following link into your web browser, to view the associated PDF document.
http://www.rns-pdf.londonstockexchange.com/rns/4160Q_1-2019-2-18.pdf

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

By:
Name: Ben J S Mathews
Title: Group Company Secretary

Date: 19 February 2019